

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via E-mail</u>
Djala Bastos de Morais
Chief Executive Officer
Companhia Energetica de Minas Gerais - CEMIG
Avenida Barbacena, 1200
301190-131 Belo Horizonte, Minas Gerais, Brazil

      Re: Companhia Energetica de Minas Gerais - CEMIG
            Form 20-F for Fiscal Year Ended December 31, 2010
            Filed June 30, 2011
            File No. 1-15224

Dear Mr. Bastos de Morais:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ William H. Thompson

                                      William H. Thompson
                                      Accounting Branch Chief